UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Endocyte, Inc.

File No. 001- 35050 - CF#35135
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   Endocyte, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 8, 2014, as revised in the Exhibit to a Form 10-Q filed on August 9, 2017.

   Based on representations by Endocyte, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.2   through May 10, 2027

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary